

12063008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48776

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/11 (MM/DD/YY) AND ENDING 9/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALTON SECURITIES GROUP, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2410 STATE STREET
(No. and Street)

ALTON	IL	62002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOLT & PATTERSON, LLC
(Name – *if individual, state last, first, middle name*)

260 CHESTERFIELD INDUSTRIAL BLVD	CHESTERFIELD	MO	63005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DENNIS ROSE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________, as of SEPTEMBER 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
SUSAN E EPPEL
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/16/14

Signature

Treas

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

med the procedures enumerated below with respect to the acc
f Assessment and Payments to the Securities Investor Protecti
ı (SIPC) for the year ended September 30, 2012 which were ag
rities Group, Inc. and the Securities and Exchange Commissior
gulatory Authority, Inc., and SIPC, solely to assist you with the
arties in evaluating Alton Securities Group, Inc's, compliance wi
nstructions of the General Assessment Reconciliation (Form SI
Group, Inc.'s management is responsible for the Alton Securitie
liance with those requirements. This agreed-upon procedures


HOLT and
PATTERSON
LLC

CERTIFIED
PUBLIC
ACCOUNTANTS


HOLT &
PATTERSON,
LLC
CERTIFIED
PUBLIC
ACCOUNTANTS

November 16, 2012

To the Board of Directors of Alton Securities Group, Inc.
2410 State Street
Alton, IL 62002

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2012 which were agreed to by Alton Securities Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you with the other specified parties in evaluating Alton Securities Group, Inc's, compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Alton Securities Group, Inc.'s management is responsible for the Alton Securities Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of procedures described below either for the purpose for with this report has been requested or for any other purpose. The procedures we performed and our finding are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, including the cash disbursements journal, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including an income statement for the period, supporting the adjustments noting no differences; and

5. Compared the amount of any overpayments applied to the current assessment with the Form SIPC-7 on which it was originally computed noting this was not applicable.

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

We were not engaged to, and did not conduct an examination, the objectives of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Holt & Patterson, LLC

Holt & Patterson, LLC

ALTON SECURITIES GROUP, INC.

FINANCIAL STATEMENTS AND REPORTS

FOR THE YEAR ENDED

SEPTEMBER 30, 2012

ALTON SECURITIES GROUP, INC.
TABLE OF CONTENTS
SEPTEMBER 30, 2012


HOLT &
PATTERSON,
LLC

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Alton Securities Group, Inc.
Alton, IL

We have audited the accompanying statement of financial condition of Alton Securities Group, Inc. (a Corporation) as of September 30, 2012 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of American. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alton Securities Group, Inc. as of September 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information located on pages 9-12 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Holt & Patterson, LLC

Holt & Patterson, LLC
November 16, 2012

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101


HOLT &
PATTERSON,
LLC
CERTIFIED
PUBLIC
ACCOUNTANTS

**INDEPENDENT AUDITORS REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)
FOR BROKER-DEALERS CLAIMING AN EXEMPTION
FROM RULE 15c3-3**

November 16, 2012

The Board of Directors
Alton Securities Group, Inc.
Alton, IL

In planning and performing our audit of the financial statements and supplementary schedules of Alton Securities Group, Inc. (the Company) for the year ended September 30, 2012, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provided assurance on internal control.

Also, as required by rule 17a-5(g) (1) of the Security and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11). Because the Company does not carry securities accounts for customers or perform custodial functions relating to the customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

Because of inherent limitations in internal control or practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may be inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted not matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses ad defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulation, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Holt & Patterson, LLC

ALTON SECURITIES GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2012

ASSETS

Current Assets:	
Cash and Cash Equivalents	$ 116,169
Deposit with Clearing Broker	50,000
Receivable from Clearing Broker	83,468
Receivable from Others	2,934
Prepaid Insurance	932
Prepaid State Income Taxes	2,270
Prepaid Federal Income Tax	3,826
Total Current Assets	259,599
Fixed Assets:	
Furniture and Equipment, at Cost, Less Accumulated Depreciation of $37,298	182
Other Assets:	
Rent Deposit	500
Total Assets	$ 260,281

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:	
Accounts Payable	$ 60,042
Accrued Payroll	23,515
State Income Taxes Payable	351
Payroll Taxes Payable	1,145
Deferred Tax Liability - Federal	38
Deferred Tax Liability - States	13
Total Current Liabilities	85,104
Long-Term Liabilities:	
Note Payable to Stockholder - Nonsubordinated	14,900
Note Payable to Stockholder - Subordinated	14,900
Total Long-Term Liabilities	29,800
Total Liabilities	114,904
Stockholders' Equity:	
Common Stock, Class A, $100 Par Value, Authorized 2,250 Shares, Issued and Outstanding 1,052 Shares	105,200
Common Stock, Class B, $100 Par Value, Authorized 15,000 Shares, Issued 301 Shares, Outstanding 0 Shares	30,100
Treasury Stock, Class A, $100 Par Value, 175 Shares, At Value	(15,832)
Treasury Stock, Class B, $100 Par Value, 301 Shares, At Cost	(30,100)
Additional Paid-In Capital	19,241
Retained Earnings	36,768
Total Stockholders' Equity	145,377
Total Liabilities and Stockholders' Equity	$ 260,281

See Accountant's Report and Notes
Holt and Patterson, LLC

ALTON SECURITIES GROUP, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2012

Revenues:	
Commissions and Fees	$ 1,191,800
Interest Income	92,945
Other Income	30,832
Total Revenues	1,315,577
Expenses:	
Employee Compensation and Benefits	183,125
Commissions - Employees	120,110
Contractual Commissions	523,099
Informational Systems/Clearing Fees	201,175
Contributions	150
Occupancy and Equipment Rental	31,580
Interest	1,789
Taxes, Other than Income Taxes	22,553
Advertising	33,517
Depreciation	80
Fines	9,970
Insurance	29,590
License and Fees	10,887
Professional Fees	31,278
Travel and Entertainment	17,030
Telephone	11,482
Repairs and Maintenance	1,126
Supplies	13,392
Subscriptions	26,806
Utilities	20,063
Other Operating Expenses	7,039
Total Expenses	1,295,841
Income Before Income Taxes	19,736
Provision (Benefit) for Income Taxes, Including Net Deferred Taxes of $0	7,340
Net Income	$ 12,396
Earnings Per Share of Common Stock	$ 11.78

ALTON SECURITIES GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2012

	Common Stock				Treasury Stock				Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
	Class A		Class B		Class A		Class B				
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balances, Beginning of Year	1052	$ 105,200	301	$ 30,100	0	$ 0	301	$ (30,100)	$ 19,241	$ 24,372	$ 148,813
Purchase of Treasury Stock					175	(15,832)					(15,832)
Net Income										12,396	12,396
Balances, End of Year	1052	$ 105,200	301	$ 30,100	175	$ (15,832)	301	$ (30,100)	$ 19,241	$ 36,768	$ 145,377

See Accountant's Report and Notes
Holt and Patterson, LLC

ALTON SECURITIES GROUP, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED SEPTEMBER 30, 2012

Subordinated Borrowings, Beginning of Year	$ 14,900
Increases:	
Issuance of Subordinated Notes	0
Decreases:	
Payment of Subordinated Notes	0
Subordinated Borrowings, End of Year	$ 14,900

ALTON SECURITIES GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2012

Cash Flows From Operating Activities:	
Net Income	$ 12,396
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	80
Treasury Stock	(15,832)
(Increase) Decrease in Operating Assets:	
Receivable from Clearing Broker	(15,570)
Receivable from Others	(2,934)
Prepaid Insurance	(45)
Prepaid State Income Taxes	(1,552)
Prepaid Federal Income Tax	(3,826)
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	14,839
Accrued Payroll	(990)
Payroll Taxes Payable	60
Federal Income Tax Payable	(440)
State Income Taxes Payable	(1,530)
Net Cash Provided (Used) by Operating Activities	(15,344)
Net Increase (Decrease) in Cash, Cash Equivalents, and Deposits with Clearing Broker	(15,344)
Cash, Cash Equivalents, and Deposits with Clearing Broker:	
Beginning of Year	181,513
End of Year	$ 166,169
Supplemental Disclosures:	
Interest Paid	$ 1,789
Taxes Paid	$ 9,259

See Accountant's Report and Notes
Holt and Patterson, LLC

ALTON SECURITIES GROUP, INC.
Notes to Financial Statements
For the Year Ended September 30, 2012

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Alton Securities Group, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an Illinois corporation with headquarters in Alton, Illinois and operating throughout the United States. The broker-dealer's primary source of revenue is commissions from providing brokerage services to customers who are small businesses and individuals.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer.

Basis of Accounting

The accompanying financial statements are presented in accordance with the accrual basis of accounting.

Securities Transactions and Commissions

Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Income Taxes

The amount of current and deferred tax assets and payables or refundable taxes is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax assets or liabilities between years.

Depreciation

Depreciation is provided on a straight-line basis using the estimated useful lives as follows:

	Years	Cost	Accumulated Depreciation
Furniture and Equipment	3-10	$ 32,964	$ 32,782
Signage	5	4,516	4,516
		37,480	$ 37,298
Less Accumulated Depreciation		(37,298)	
Net Property and Equipment		$ 182	

See Accountant's Report

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Concentrations of Cash

The Company at times during the year had cash deposits which exceeded $250,000 in multiple accounts in one bank. The Federal Deposit Insurance Corporation (FDIC) insures only the first $250,000 of funds at member banks.

NOTE 3: CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

No cash has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. The Company does not hold any customer funds, accordingly, no reserve account is required.

NOTE 4: RECEIVABLE FROM AND PAYABLE TO CLEARING BROKER

The Company clears its transactions through RBC Capital Management on a fully disclosed basis. At year end, the amount receivable from clearing broker is $83,468; no amounts are due to the clearing broker. The year end receivable is deemed fully collectible.

NOTE 5: NOTE PAYABLE

The Company borrowed, previously under a subordinated liability, $14,900 from a stockholder. This note was originally dated September 30, 1996, and extended on July 8, 2004, and extended again on August 18, 2010. This note was reclassified from subordinated to nonsubordinated with the August 18, 2010 extension. The Company pays interest at a rate of 6 percent. The note matures on July 15, 2016.

NOTE 6: SUBORDINATED BORROWINGS

The borrowings under subordination agreements originally dated September 30, 1996, and extended on July 8, 2004, and extended again on August 18, 2010, are listed below.

Subordinated notes, 6 percent, due July 15, 2016	$14,900

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2012, the Company had net capital of $152,467 which was $102,467 in excess of its required net capital of $50,000. The Company's net capital ratio was .66 to 1.

NOTE 8: INCOME TAXES

The current and deferred portions of the income tax expense (benefit) included in the statement of income as determined with FASB Statement 109, Accounting for Income Taxes, are as follows:

	Current	Deferred	Prior	Total
Federal	$ 5,374			$ 5,374
State	1,966			1,966
	$ 7,340	$ 0	$ 0	$ 7,340

Deferred income tax assets and liabilities are principally applicable to differences in tax and book depreciation and net operating loss carry forwards. Net deferred income tax liability is $50 as of September 30, 2012.

	Deferred Tax Asset	Deferred Tax Liability	Net Deferred Tax Liability (Assets)
Federal		$ 38	$ 38
States		12	12
	$ 0	$ 50	$ 50

A reconciliation of the difference between the expected income tax expense or income computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

Expected Income Tax Expense (Refund) at U.S. Statutory Tax Rate	$ 2,960
The effect of:	
Nondeductible Expenses	2,414
Income Tax Expense (Benefit)	$ 5,374

NOTE 9: BASIC EARNINGS PER SHARE

Basic earnings per share of common stock were computed by dividing net income by the weighted average number of common shares outstanding for the year (1,052 shares). Diluted earnings per share are not presented because the Company has issued no dilutive potential common shares.

NOTE 10: PENSION PLAN

The Company adopted a SIMPLE - IRA plan effective September 1, 1997. Any employee who has received at least $5,000 in compensation is eligible to contribute to this plan. The plan calls for the Company to make matching contributions towards employee contributions. The contribution matches dollar for dollar up to three (3) percent of compensation. The Company has no future liability beyond the match. Pension expense for the year amounted to $6,802.

NOTE 11: USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 12: LEASE COMMITMENTS

The Company leases office space under a lease agreement. The lease agreement expires August 31, 2013 and continues month to month. The lease agreement calls for lease payments of $2,500 per month and the associated cost of insurance. Lease payments totaled $30,000 for the year. The office space is leased from a related company which is owned by the same stockholders as the Company.

The Company leases postage equipment under a 63 month agreement expiring February, 2014. The Company pays quarterly rental payments of $395. The rental agreement provides for a fair market purchase option at the end of the lease. Payments under this lease totaled $1,580 for the year.

At year end, the future minimum lease payments under the terms of the various leases are as follows:

Year Ending September 30,	Amount
2013	$ 29,080
2014	395
	$ 29,475

NOTE 13: RELATED PARTY TRANSACTIONS

The Company has a related company (Alton Capital Management, Inc.) which is owned by the same owners as the Company. Alton Capital Management, Inc. derives its revenues from investment advisory services. The Company receives administration fees from Alton Capital Management, Inc. During the year, the Company received $48,679 in administration fees.

See Note 5 for note payable from a related party – stockholder.

See Note 6 for subordinated note payable from a related party – stockholder.

See Note 12 for related party transactions relating to rent.

NOTE 14: ADVERTISING COST

Non-direct-response advertising costs are expensed in the year incurred. This amount totaled $33,517 during the year. The Company did not incur any direct-response advertising cost during year.

NOTE 15: ACCOUNTING FOR UNCERTAIN TAX POSITIONS

Effective October 1, 2009 the Company adopted the accounting standard regarding "Accounting for Uncertain Tax Positions". This standard provides detailed guidance for financial statement recognition, measurement, and disclosure of uncertain tax positions recognized in the enterprise's financial statements. It requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. The adoption of this standard had no material effect on the Company's financial position, results of operations, or cash flow. The tax years of 2008 to 2011 remain subject to examination by the taxing authorities.

NOTE 16: DATE OF MANAGEMENT REVIEW

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through November 16, 2012, the date of the management representation letter and the date the financial statements were available to be issued.

SCHEDULE I

ALTON SECURITIES GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF SEPTEMBER 30, 2012

NET CAPITAL	
Total Stockholders' Equity Qualified for Net Capital:	$ 145,377
Add:	
Subordinated Borrowings Allowable in Computation of Net Capital	14,900
Total Capital and Allowable Subordinated Borrowings	160,277
Deductions and/or Charges:	
Non-Allowable Assets:	
Furniture and Equipment (Net)	182
Other Assets	7,628
Total	7,810
Total Net Capital	$ 152,467
AGGREGATE INDEBTEDNESS	
Items Included in the Statement of Financial Condition	
Accrued Payroll	$ 23,515
Accounts Payable	60,042
Other Accrued Expenses	1,145
Income Taxes Payable	351
Note Payable to Stockholder - Nonsubordinated	14,900
Total Aggregate Indebtedness	$ 99,953
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required	$ 50,000
Excess Net Capital at 1500%	$ 147,469
Excess Net Capital at 1000%	$ 142,472
Ratio: Aggregate Indebtedness to Net Capital	0.66 to 1

There is no material difference from the Company's computation and Part II of Form X-17A-5(a) on September 30, 2012.

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101